Exhibit 99.1

Actions Semiconductor Reports Third Quarter 2015 Results

ZHUHAI, China, November 30, 2015 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS) (“Actions Semiconductor” or “the Company”), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today reported its financial results for the third quarter ended September 30, 2015.

Commenting on the third quarter results, Dr. Zhenyu Zhou, CEO of Actions Semiconductor said, “Revenue in the third quarter came in at the low end of expectations, primarily due to a global slowdown in demand for smartphones, tablets and other consumer electronics. Two of our key target markets, tablets and China’s open market for OTT set-top boxes, both experienced a decline in shipments during the quarter. Although we saw a third consecutive quarter gross margin improvement, our bottom line was impacted by a write-down of intangible assets, along with mask expenses associated with the latest chipset in the 28nm series product family, expenses from the Dutch auction tender offer and non-cash expenses related to the devaluation of the Chinese Renminbi relative to the US dollar.

“On a positive note, we continued to see new design wins for our Bluetooth 4.2 solutions for speakers and other Bluetooth enabled audio devices along with stronger than anticipated sales of video boomboxes and other traditional multimedia products. Consumer demand for smart connected devices remains strong, and volumes of our smart product solutions, including our open source SoCs and reference design platforms, continue to ramp.

“As we approach year end, the worldwide semiconductor industry has now experienced slower growth and has not seen the typical ramp in sales leading up to the holiday season. In addition, the PRC government recently imposed a new policy on the OTT set-top box market that is negatively impacting demand. We expect these factors to limit our ability to increase revenue for the next several quarters. As a result, we now expect revenue for the full year to be slightly below 2014 levels. However, we are encouraged by the success of our Bluetooth solutions and are hopeful that strong consumer demand for smart products will drive adoption of our latest 64-bit chipset based on 28nm process technology, along with our open source SoCs and reference design platforms in the year ahead,” Dr. Zhou concluded.

Third Quarter 2015 Results

All financial results are reported on a U.S. GAAP basis.

Revenue for the third quarter of 2015 was $13.0 million, as compared to revenue of $13.7 million for the second quarter of 2015, and $13.1 million for the third quarter of 2014.

Actions Semiconductor reported gross profit in the third quarter of $3.5 million, as compared with $3.5 million in the second quarter of 2015 and $1.9 million in the third quarter of 2014. Gross margin was 26.6% for the third quarter of 2015, compared to gross margin of 25.7% for the second quarter of 2015, and 14.6% for the third quarter of 2014. The quarter-over-quarter increase in gross margin reflects the contribution of higher margin smart product SoCs in the product mix. In the year ago period the Company recorded a write-down of certain slower moving inventory which reduced gross margin by about 7%.

Operating expenses in the third quarter of 2015 were $16.4 million, as compared to $10.1 million in the second quarter of 2015 and $14.4 million in the third quarter of 2014.

Research and development expenses were $8.3 million for the third quarter, as compared to $7.3 million in the second quarter of 2015 and $10.7 million in the third quarter of 2014. The quarter-over-quarter increase was due to mask expenses related to the latest chipset in the Company’s 28nm series product family. The year-over-year decrease was mainly due to higher mask expenses in the year ago period associated with new 28nm chipsets and lower headcount in the current quarter. The Company expects full year R&D expenses in 2015 to be below 2014 levels.

General and administrative expenses were $3.1 million in the third quarter, as compared to $2.2 million in the second quarter of 2015 and $3.1 million in the third quarter of 2014. The Company recorded expenses related to Dutch auction tender offers in the third quarters of 2015 and 2014 of $0.6 million and $0.5 million, respectively.

Selling and marketing expenses were $0.5 million for the third quarter, as compared to $0.6 million in the second quarter of 2015 and $0.6 million in the third quarter of 2014.

Impairment of intangible assets for the third quarter of 2015 was $4.5 million, compared to nil in the second quarter of 2015 and nil in the third quarter of 2014. The impairment was based on management’s best estimates of the market conditions for tablets and OTT set-top boxes over the remaining useful life of these assets.

Operating loss for the third quarter of 2015 was $12.0 million, as compared to the operating loss of $5.1 million in second quarter of 2015 and the operating loss of $12.4 million in the third quarter of 2014.

Other expense for the third quarter of 2015 was $1.8 million, due to an unrealized, non-cash foreign exchange loss associated with the rapid depreciation of the Chinese RMB against the U.S. dollar, compared to other income of $0.1 million in the second quarter of 2015 and other income of $0.8 million in the third quarter of 2014.

Interest income for the third quarter of 2015 was $1.3 million, down from $1.7 million in the second quarter of 2015 and down from $2.0 million in the third quarter of 2014. The year-over-year and quarter-over-quarter decreases were due to lower cash and interest bearing securities following Dutch auction tender offers in September 2015 and 2014.

Income tax expense was $0.1 million for the third quarter of 2015, compared to income tax expense of $0.5 million in the second quarter of 2015 and an income tax credit of $0.4 million in the third quarter of 2014.

Net loss attributable to Actions Semiconductor's shareholders for the third quarter of 2015 was $12.6 million or $0.217 per basic and diluted American Depositary Share ("ADS"). This compares to net loss attributable to Actions Semiconductor's shareholders of $3.7 million or $0.063 per basic and diluted ADS, for the second quarter of 2015, and net loss attributable to Actions Semiconductor’s shareholders of $9.2 million or $0.137 per basic and diluted ADS, for the third quarter of 2014.

Financial Condition

The Company ended the third quarter of 2015 with $147.3 million in cash and cash equivalents, together with time deposits, trading securities and marketable securities. Total current assets were approximately $163.7 million, and the Company had working capital of approximately $67.6 million and $81.0 million in short-term bank loans, and total shareholder’s equity was 164.9 million as of September 30, 2015.

Since the share repurchase program commenced in 2007, the Company has invested approximately $113.3 million in repurchasing its ADSs and ordinary shares, including $57.2 million representing the equivalent of 24.0 million ADSs repurchased through Dutch auction tender offers in September 2015 and 2014. As of September 30, 2015, the equivalent of approximately 49.0 million ADSs were repurchased. As of September 30, 2015, total number of outstanding ordinary shares (including ordinary shares represented by ADSs) was 265,898,800.

Business Outlook

The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.

Based on current market trends, the Company expects revenue in the fourth quarter of 2015 to be in the range of $11.0 to $12.0 million. The Company expects challenging conditions in the worldwide semiconductor industry to limit its ability to increase revenue for the next several quarters, and now expects full year revenue for 2015 to be slightly below 2014 levels.

Conference Call Details

Actions Semiconductor's management will conduct an earnings conference call offering prepared remarks on the third quarter of fiscal year 2015, new products, business outlook and other matters. Although the management will not be conducting a question and answer session during the call, the Company continues to welcome written questions and comments from its shareholders.

The teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time, on Monday, November 30, 2015. To participate in the live call, analysts and investors should dial 1-888-401-4668 (within U.S.) or 1-719-457-2689 (outside U.S.) at least ten minutes prior to the call. The conference ID number is 4912399. Actions Semiconductor will also offer a webcast of the conference call, accessible from the "Investor Relations" section of the Company's website at www.actions-semi.com. An audio replay of the call will be available to investors through December 10, 2015 by dialing 1-888-203-1112 (within U.S.) or 1-719-457-0820 (outside U.S.) and entering access code 4912399.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The Company is headquartered in Zhuhai, China, with offices in Shanghai, Shenzhen, Hong Kong and Taipei. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning the outlook for the worldwide semiconductor market, its Bluetooth single chip 4.0 solutions, 64-bit product enabled by 28nm process technology targeting various smart products and open-source SoCs and reference design platforms, customer acceptance of the Actions Semiconductor’s new products and corresponding increases in market share, Actions Semiconductor's belief that it is positioned to capture some upside from its new products and Actions Semiconductor's future expectations with respect to revenue. Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Elaine Ketchmere, CFA	Ally Xie, CA, CPA
Compass Investor Relations	Actions Semiconductor
eketchmere@compass-ir.com	investor.relations@actions-semi.com
+1-310-528-3031	+86-756-3392353*1018

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

(in thousands of U.S. dollars)

	At September 30,	At June 30,	At December 31,
	2015	2015	2014
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	46,564	57,350	78,177
Time deposit	-	-	5
Restricted deposits	70,482	51,667	51,590
Marketable securities	13,635	46,571	38,384
Trading securities	68	72	70
Accounts receivable, net of allowance for doubtful accounts of $40, $40, and $558 as of September 30, 2015, June 30, 2015 and December 31, 2014, respectively	4,675	3,242	2,832
Amount due from a related party	1,516	1,277	1,650
Notes receivable	-	-	161
Amount due from an equity method investee	39	53	41
Inventories, net of inventory written-down of $5,300, $6,776, and $7,718 as of September 30, 2015, June 30, 2015 and December 31, 2014, respectively	16,691	15,571	13,970
Prepaid expenses and other current assets	9,091	7,443	4,511
Income tax recoverable	-	154	186
Deferred tax assets	945	1,432	1,179
Total current assets	163,706	184,832	192,756

Investments in equity method investees	27,404	27,215	27,352
Other investments	15,489	15,510	15,627
Restricted deposits	16,600	-	-
Rental deposits	57	58	54
Property, plant and equipment, net	28,820	29,910	30,327
Land use right	1,452	1,497	1,514
Acquired intangible assets, net	9,001	14,537	16,459
Deposit paid for acquisition of intangible assets	218	218	538
Deferred tax assets	6	45	53
TOTAL ASSETS	262,753	273,822	284,680

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	9,279	8,662	5,790
Amount due to a related party	225	133	259
Accrued expenses and other current liabilities	4,316	4,690	8,349
Short-term bank loans	81,000	45,000	45,000
Other liabilities	1,063	1,065	1,929
Income tax payable	49	49	49
Deferred tax liabilities	134	429	160
Total current liabilities	96,066	60,028	61,536

Other liabilities	912	-	-
Payable for acquisition of intangible assets	155	155	155
Deferred tax liabilities	767	832	919
Total liabilities	97,900	61,015	62,610

Equity:
Ordinary shares	1	1	1
Additional paid-in capital	63,285	63,125	63,046
Treasury Stock	(103,714)	(71,275)	(70,479)
Accumulated other comprehensive income	33,965	37,074	36,937
Retained earnings	171,349	183,915	192,598
Total Actions Semiconductor Co., Ltd. shareholders' equity	164,886	212,840	222,103
Non-controlling interest	(33)	(33)	(33)
Total equity	164,853	212,807	222,070
TOTAL LIABILITIES AND EQUITY	262,753	273,822	284,680

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

(in thousands of U.S. dollars, except number of shares and per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
System-on-a-chip products	12,997	13,084	37,111	36,317
Semiconductor product testing services	40	27	86	81
	13,037	13,111	37,197	36,398
Cost of revenues:
System-on-a-chip products	(9,553)	(11,188)	(27,719)	(29,633)
Semiconductor product testing services	(19)	(11)	(37)	(38)
	(9,572)	(11,199)	(27,756)	(29,671)
Gross profit	3,465	1,912	9,441	6,727
Other operating income	950	30	2,536	659
Operating expenses:
Research and development	(8,315)	(10,667)	(22,447)	(24,057)
General and administrative	(3,060)	(3,130)	(11,798)	(7,954)
Selling and marketing	(539)	(556)	(1,722)	(1,574)
Impairment on intangible assets	(4,467)	-	-	-
Total operating expenses	(16,381)	(14,353)	(35,967)	(33,585)
Loss from operations	(11,966)	(12,411)	(23,990)	(26,199)
Other (expenses) income	(1,795)	846	(1,700)	(1,651)
Dividend income from an other investment	-	-	488	423
Other-than-temporary impairment loss on an other investment	-	-	(117)	-
Interest income	1,273	2,029	4,593	7,912
Interest expense	(193)	(87)	(526)	(383)
Loss before income taxes, equity in net income of equity method investees and non-controlling interest	(12,681)	(9,623)	(21,252)	(19,898)
Income tax (expense) credit	(93)	353	(68)	1,459
Equity in net income of equity method investees	208	27	71	234
Net loss	(12,566)	(9,243)	(21,249)	(18,205)
Add: Net loss attributable to non-controlling interest	-	-	-	-
Net loss attributable to Actions Semiconductor Co., Ltd. Shareholders	(12,566)	(9,243)	(21,249)	(18,205)

Net loss attributable to Actions Semiconductor Co., Ltd. Shareholders
Basic (per share)	(0.036)	(0.023)	(0.061)	(0.044)
Diluted (per share)	(0.036)	(0.023)	(0.061)	(0.044)

Basic (per ADS)	(0.217)	(0.137)	(0.364)	(0.267)
Diluted (per ADS)	(0.217)	(0.137)	(0.364)	(0.267)

Weighted-average shares used in computation:
	348,102,892	403,462,431	350,523,838	409,491,710
Diluted	348,102,892	403,462,431	350,523,838	409,491,710

Weighted-average ADS used in computation :
Basic	58,017,149	67,243,739	58,420,640	68,248,618
Diluted	58,017,149	67,243,739	58,420,640	68,248,618

Note: Share-based compensation recorded in each
expense classification above is as follows:
Research and development	130	3	193	10
General and administrative	11	1	11	5
Selling and marketing	14	-	21	-
Cost of revenues	5	-	14	-

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,
	2015	2015	2014
	(unaudited)	(unaudited)	(unaudited)

Operating activities:
Net Loss	(12,566)	(21,249)	(18,205)
Adjustments to reconcile net loss to net cash provided by
Operating activities:
Depreciation of property, plant and equipment	510	1,450	1,462
Allowance for doubtful accounts receivable	-	-	379
Amortization of land use right	9	28	27
Amortization of acquired intangible assets	1,278	3,766	4,138
Utilization of subsidy from local authorities of Zhuhai, the People's Republic of China ("PRC")	(24)	(1,159)	-
Loss (gain) on disposal of property, plant and equipment	2	2	(3)
Write down of inventories	-	-	2,189
Loss on disposal of intangible assets	-	-	415
Share of net income of equity method investees	(255)	(118)	(234)
Share-based compensation	160	239	16
Deferred taxes	142	81	(3,277)
Dividend income from an other investment	-		(423)
Other-than-temporary impairment loss recognised in respect of other investments	-	117	-
Impairment loss recognised in respect of intangible assets	4,467	4,467	-
Dividend received	-	-	425
Changes in operating assets and liabilities:
Accounts receivable	(1,450)	(1,859)	862
Amount due from a related party	(239)	134	269
Amount due from an equity method investee	14	2	(8)
Inventories	(1,450)	(3,038)	(4,858)
Prepaid expenses and other current assets	(2,372)	(5,283)	369
Accounts payable	778	3,636	(815)
Accrued expenses and other current liabilities	(307)	(1,423)	(1,350)
Amount due to a related party	196	66	-
Income tax recoverable	154	186	(88)
Rental deposit (paid) received	-	(4)	5
Note Receivables	-	161	-
Net cash used in operating activities	(10,953)	(19,798)	(18,705)

Investing activities:
Investment in an equity method investee	-	-	(9,016)
Proceeds from redemption of marketable securities	34,269	34,269	153,277
Purchase of marketable securities	(1,438)	(9,578)	(53,384)
Proceeds from disposal of property, plant and equipment	16	16	20
Purchase of property, plant and equipment	(143)	(635)	(1,090)
Purchase of intangible assets	(340)	(3,128)	(5,438)
Increase in restricted deposits	(36,088)	(36,164)	(11,885)
(Increase) decrease in time deposits	-	(30)	162
Deposit paid for acquisition of intangible assets	-	-	(349)
Proceeds from disposal of intangible assets	-	-	24
Net cash (used in) provided by investing activities	(3,724)	(15,250)	72,321

Financing activities:
Advance subsidy from local authorities of Zhuhai, the PRC	960	1,229	232
Proceeds from exercise of share based awards	45	762	2,410
Repurchase of ordinary shares	(32,484)	(33,997)	(28,461)
Raise of short-term bank loans	36,000	36,000	10,000
Repayment of short-term bank loans	-	-	(12,000)
Net cash provided by (used in) financing activities	4,521	3,994	(27,819)

Net (decrease) increase in cash and cash equivalents	(10,156)	(31,054)	25,797

Cash and cash equivalents at the beginning of the period	57,350	78,177	53,263

Effect of exchange rate changes on cash	(630)	(559)	(540)
Cash and cash equivalents at the end of the period	46,564	46,564	78,520

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